April 1, 2024

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

Washington, DC 20549

ATTN:	Ms. Pearlyne Paulemon
Ms. Pam Howell

Re:	AC Partners, Inc. Additional Information
Amendment No. 4 Filed April 1, 2024
File No. 024-12395

Dear Ms. Paulemon and Ms. Howell:

AC Partners, Inc. (AC Partners) is submitting this correspondence in order to address the State of Georgia Blue Sky Law Securities filing concerning the Offering. Georgia’s Blue-Sky Certification will become effective on April 1, 2024, the same day as the requested effective date of the Form 1-A submitted to the Securities and Exchange Commission. Should The State of Georgia delay, request additional information or suspend its certification, AC Partners will submit an amendment to its Request for Qualification.

You may contact me at 215-962-9378 if you have questions regarding the responses to your comments on the financial statements and related matters. We respectfully request an expedited review of this comment.

Sincerely, /s/ Donald Keer Donald Keer